                                  EXHIBIT 99.3






         SUTTER BUTTES SAVINGS BANK, F.S.B.

         Financial Statements as of December 31, 1995 and 1994 and for each of the Three Years in the Period Ended December 31, 1995 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


Sutter Buttes Savings Bank, F.S.B.:

We have audited the accompanying balance sheets of Sutter Buttes Savings Bank, F.S.B. (Bank) as of December 31, 1995 and 1994, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of Sutter Buttes Savings Bank, F.S.B. at December 31, 1995 and 1994, and the results of its operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



/s/ DELOITTE & TOUCHE LLP
March 13, 1996


SUTTER BUTTES SAVINGS BANK, F.S.B.

BALANCE SHEETS
DECEMBER 31, 1995 AND 1994
- -----------------------------------------------------------------------------------------------------


ASSETS                                            NOTES             1995              1994

Cash and cash equivalents                           1,2         $ 1,260,414       $ 1,416,969
Certificates of deposit                                           1,386,000         1,386,000
Held to maturity securities                         1,3             399,862           399,678
Loans, net of allowance for loan losses of
  $415,000 and $467,967 in 1995 and 1994       1,4-5,13          57,724,860        58,359,570
Mortgage loans held for sale, at the lower
  of cost or market                                   1           2,178,779
Interest receivable                                   1             389,171           308,609
Premises and equipment - net                        1,6             556,912           944,157
Federal Home Loan Bank stock                          7             480,148           556,313
Other real estate owned                               1             104,768
Prepaid expenses and other assets                                   148,825            91,201
                                                                -----------       -----------

TOTAL                                                           $64,629,739       $63,462,497
                                                                ===========       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
Customer deposits                                     8         $57,405,955       $49,746,571
Advances from Federal Home
  Loan Bank                                           9           3,400,000        10,375,000
Other liabilities                                                   275,072           143,243
                                                                -----------       -----------
Total liabilities                                                61,081,027        60,264,814
                                                                -----------       -----------

STOCKHOLDERS' EQUITY:
Preferred stock, $5.00 par; liquidation
  preference of $5.00; 5,000,000 shares
  authorized; 232,200 shares issued and
  outstanding                                        10           1,161,000         l,161,000
Common stock, $.01 par: 5,000,000 shares
  authorized; 625,438 and 581,193 shares
  issued and outstanding                                          1,619,750         1,619,750
Additional paid-in capital                                          450,498           381,194
Retained earnings                                                   317,464            35,739
                                                                -----------       -----------
Total stockholders' equity                                        3,548,712         3,197,683
                                                                -----------       -----------

TOTAL                                                           $64,629,739       $63,462,497
                                                                ===========       ===========

See notes to financial statements.


SUTTER BUTTES SAVINGS BANK, F.S.B.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
- -----------------------------------------------------------------------------------------------------


                                            NOTES         1995          1994           1993

INTEREST INCOME:
Loans                                                  $4,417,657     $ 3,828,861   $ 3,518,661
Investments                                               155,803          98,791        91,479
                                                       ----------     -----------   -----------
Total                                                   4,573,460       3,927,652     3,610,140
                                                       ----------     -----------   -----------

INTEREST EXPENSE:
Customer deposits                                       2,904,420       1,896,545     1,818,124
FHLB advances                                             234,285         374,917        90,012
                                                       ----------     -----------   -----------
Total                                                   3,138,705       2,271,462     1,908,136
                                                       ----------     -----------   -----------

NET INTEREST INCOME                                     1,434,755       1,656,190     1,702,004

CREDIT TO ALLOWANCE FOR
  LOAN LOSSES                                 4               972          10,867       106,548
                                                       ----------     -----------   -----------

NET INTEREST INCOME AFTER CREDIT
  TO ALLOWANCE FOR LOAN LOSSES                          1,435,727       1,667,057     1,808,552

NONINTEREST INCOME:
Fees, service charges, and dividends                      171,873         176,474       142,790
Gain on sale of loans and servicing rights                285,813          36,583       122,062
Gain on sale of real estate owned                          31,293                        11,998
Real estate owned operations - net            1                                          12,417
                                                       ----------     -----------   -----------

INCOME BEFORE GENERAL AND
  ADMINISTRATIVE EXPENSES                               1,924,706       1,880,114     2,097,819

GENERAL AND ADMINISTRATIVE
  EXPENSES                                   12         1,552,508       1,695,676     1,615,540
                                                       ----------     -----------   -----------

INCOME BEFORE PROVISION FOR
  INCOME TAXES                                            372,198         184,438       482,279

PROVISION FOR INCOME TAXES                   14            21,169          76,099         3,424
                                                       ----------     -----------   -----------

NET INCOME                                             $  351,029     $   108,339   $   478,855
                                                       ==========     ===========   ===========

EARNINGS PER SHARE                                         $.31           $.10          $.45
                                                           ====           ====          ====

Weighted average number of shares
   used in computation                                  1,142,725       1,103,096     1,062,019
                                                        =========       =========     =========


See notes to financial statements.


- -----------------------------------------------------------------------------------------------------------------------------------
SUTTER BUTTES SAVINGS BANK, F.S.B.
- -----------------------------------------------------------------------------------------------------------------------------------

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
- -----------------------------------------------------------------------------------------------------------------------------------


                                                                Additional                             Retained
                                    Preferred Stock            Common Stock            Paid-in         Earnings
                                 Shares      Amount       Shares       Amount          Capital         (Deficit)        Total

Balance, January 1, 1993        232,200    $1,161,000     511,238    $ 1,619,750      $ 207,261      $(377,522)      $2,610,489

  Net income                                                                                           478,855          478,855

  Exercise of warrants                                     35,467

Balance, December 31, 1993      232,200     1,161,000     546,705      1,619,750        207,261        101,333        3,089,344
                                -------    ----------     -------    -----------      ---------      ---------       ----------

  Net income                                                                                           108,339          108,339

  Declaration of warrants                                                               173,933       (173,933)

  Exercise of warrants                                     34,488

Balance, December 31, 1994      232,200     1,161,000     581,193      1,619,750        381,194         35,739        3,197,683

  Net income                                                                                           351,029          351,029

  Declaration of warrants                                                                69,304        (69,304)

Exercise of warrants                                       44,245

Balance, December 31, 1995      232,200    $1,161,000     625,438    $ 1,619,750      $ 450,498      $ 317,464       $3,548,712
                                =======    ==========     =======    ===========      =========      =========       ==========


See notes to financial statements.


- ----------------------------------------------------------------------------------------------------------------------------------
SUTTER BUTTES SAVINGS BANK, F.S.B.
- ----------------------------------------------------------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS
- ----------------------------------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
- ----------------------------------------------------------------------------------------------------------------------------------

                                                          1995          1994           1993
OPERATING ACTIVITIES:
Net income                                            $  351,029     $  108,339    $  478,855
Reconciliation to net cash provided by operating activities:
  Provision for loan and real estate losses including
    recoveries                                              (972)                     (11,538)
  Depreciation and amortization                           96,222        114,575        83,362
  Gain on sale of loans and servicing rights            (285,813)       (36,583)     (122,062)
  Gain on sale of real estate owned                      (31,293)                     (11,998)
  Gain on sale of premises                                   (54)
Loans originated for sale                             (20,311,648)   (4,303,690)   (14,512,238)
Proceeds from sale of loans                           18,418,682      4,340,273    14,634,300
Changes in:
  Federal Home Loan Bank stock                            76,165        (99,513)      (16,100)
  Interest receivable                                    (80,562)       (79,298)       48,168
  Prepaid expenses and other assets                      (57,624)       401,315      (276,909)
  Deferred loan fees                                     (18,797)       (10,313)      (36,852)
  Other liabilities                                      131,829         39,857       (39,043)
                                                      ----------     ----------    ----------
Net cash (used) provided by operating activities      (1,712,836)       474,962       217,945
                                                      ----------     ----------    ----------

INVESTING ACTIVITIES:
Purchase of investments held to maturity                               (399,632)
Change in deposits with other banks                                     188,954
Decrease in investments                                                               194,000
Sales of real estate acquired in settlement of loan                                   179,722
Net change in loans                                      581,004     (11,263,847)  (1,961,941)
Proceeds from sale of premises                           298,604
Purchase of equipment                                     (7,711)      (112,694)     (205,347)
                                                      ----------     ----------    ----------
Net cash provided (used) by investing activities         871,897     (11,587,219)  (1,793,566)
                                                      ----------     -----------   ----------

FINANCING ACTIVITIES:
Net increase in customer deposits                      7,659,384      5,773,637       228,710
Net proceeds (repayments) - Federal Home
  Loan Bank borrowings                                (6,975,000)     5,900,000       975,000
                                                      ----------     ----------    ----------
Net cash provided by financing activities                684,384     11,673,637     1,203,710
                                                      ----------     ----------    ----------

(DECREASE) INCREASE IN CASH AND
  CASH EQUIVALENTS                                      (156,555)       561,380      (371,911)

CASH AND CASH EQUIVALENTS:
Beginning of Year                                      1,416,969        855,589     1,227,500
                                                      ----------     ----------    ----------

End of Year                                           $1,260,414     $1,416,969    $  855,589
                                                      ==========     ==========    ==========

OTHER CASH FLOW INFORMATION:
Cash payments for:
  Interest                                            $3,136,196     $2,278,734    $1,893,207
  Income taxes                                               800            800        31,266

NONCASH INVESTING AND FINANCING ACTIVITIES:
  Transfer of foreclosed loans from loans receivable to
     real estate owned                                  $239,439

  Sales of other real estate owned financed by the Bank $134,671
                                                        ========


See notes to financial statements.

SUTTER BUTTES SAVINGS BANK, F.S.B.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
- -------------------------------------------------------------------------------


1.      SIGNIFICANT ACCOUNTING POLICIES

        General - The accounting and reporting policies of Sutter Buttes Savings Bank, F.S.B. (the Bank) conform to generally accepted accounting principles and to prevailing practices within the savings and loan industry.

        Nature of Operations - The Bank operates two branches in Sutter and Yuba Counties in Northern California. The Bank's primary source of revenue is through providing loans to customers, who are predominately small and middle market businesses and middle income individuals. The Bank also operates a wholesale mortgage banking division in San Diego, California, in which mortgage loans are originated by third parties and sold to the secondary market.

        Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        The more significant accounting and reporting policies are discussed below.

        Cash and Cash Equivalents - For the purposes of the statements of cash flows, cash and cash equivalents have been defined as cash, demand deposits with correspondent banks, federal funds sold, and highly liquid investments purchased with an original maturity, at date of purchase, of three months or less, excluding certificates of deposit and treasury securities. Generally, federal funds are sold for one-day periods.

        Investment Securities - The Bank accounts for investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. The Bank's policy with regard to investments is as follows:

             Held-to-Maturity Securities are carried at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. The Bank's policy of carrying such investment securities at amortized cost is based upon its ability and management's intent to hold such securities to maturity.

        Loans Receivable - Loans are reported at the principal amount outstanding, net of deferred loan fees or costs or unamortized premiums or discounts on purchased loans, and the allowance for loan losses. Interest on loans is calculated by using the simple interest method on the daily balance of the principal amount outstanding.

        Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal. When a loan is placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

        Deferred Loan Fees - Loan fees and certain related direct costs to originate loans are deferred and amortized to income by a method that approximates a level yield over the contractual life of the underlying loans.

        Allowance for Loan Losses - The Bank provides for specific loan losses and for a general loan loss allowance. Allowances for specific loan losses are maintained in amounts that management deems adequate to cover identifiable estimated losses on loans receivable. Provisions for the general loan loss allowance are based on management's analysis that incorporates a number of factors, including past loan experience, the Bank's underwriting practices, current and anticipated economic conditions that may affect the borrower's ability to repay the obligation, and management's ongoing assessment of credit risk inherent in the portfolio. Actual results could differ from those estimates.

        The Bank adopted SFAS No. 114, Accounting by Creditors for Impairment of a Loan and SFAS No. 118, Accounting by Creditors for Impairment of Loan
        - Income Recognition and Disclosures, effective January 1, 1995. Under the new standards, a loan is considered impaired if, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. In management's opinion the adoption of SFAS No. 114 and SFAS No. 118 did not have a material effect on the Bank's financial position and results of operations.

        Mortgage Banking Activities - The Bank originates and sells residential mortgage loans to a variety of secondary market investors, including the Federal Home Loan Mortgage Corporation (FHLMC), the Federal National Mortgage Association (FNMA) and others. Gains or losses on the sale of mortgage loans are recognized upon delivery based on the difference between the selling price and the carrying value of the related mortgage loans sold. Deferred origination fees and expenses are recognized at the time of sale in the determination of the gain or loss. The Bank may retain the servicing on such loans or it may also sell the servicing for such loans to either the purchaser of the loans or to a third party. The Bank recognizes the gain or loss on servicing sold when all risks and rewards of ownership have transferred.

        Mortgage loans held for sale are stated at the lower of cost or market value as determined by outstanding commitments from investors. Valuation adjustments are charged against the gain or loss on sale of loans.

        The Bank adopted SFAS No. 122, Accounting for Mortgage Servicing Rights, during fiscal year 1995. Under the new standard the Bank recognizes as separate assets rights to service mortgage loans for others, whether those servicing rights are originated or purchased. Previously, only purchased servicing rights were capitalizable as an asset whereas internally originated rights were expensed. The bank assesses capitalized servicing rights for impairment based on fair value, rather than an estimate of undiscounted future cash flows. The effect of adoption of this standard was not material.

        Derivative Financial Instruments - The Bank utilizes forward sales commitments on mortgage loans as part of its interest rate risk management strategy. These commitments may be optional or mandatory. Under optional commitments the Bank is not at risk of loss if it does not fulfill the commitment. Mandatory commitments may entail possible financial risk to the Bank if it does not deliver sufficient mortgage loans to fulfill the commitment. The Bank does not hold any derivative financial instruments for trading purposes.

        Other Real Estate Owned - Real estate acquired by foreclosure is carried at the lower of the recorded investment in the property or its fair value less estimated costs to sell (net realizable value). Immediately upon foreclosure, the value of the underlying loan is written down to the fair value of the real estate acquired by a charge to the allowance for loan losses, if necessary. Any subsequent write-downs are recorded as a valuation allowance and charged against operating expenses. Operating expenses of such properties, net of related income are included in other expenses and gains and losses on their disposition are included in other income and other expenses.

        Premises and Equipment - Premises and equipment are stated at cost less accumulated depreciation, which is computed principally on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the respective leases. Estimated useful lives of various classes of assets are as follows:

           Buildings and improvements              5-30 years
           Furniture, fixtures and equipment       1-7 years

        Income Taxes - The Bank accounts for income taxes in compliance with the provisions of Statement of Financial Accounting Standards No. 109 (SFAS
        109)  Accounting  for  Income  Taxes.  SFAS 109  applies  the  asset and liability  method  of  accounting  for  income  taxes.  Under  SFAS 109, deferred tax assets and liabilities are calculated by applying applicable tax laws to the differences between the financial statement basis and tax basis of assets and liabilities currently recognized in the financial statements. Deferred taxes are provided in the statement of operations in the amount of the net change during the year of the deferred tax balances in the statement of financial condition. Under SFAS 109, deferred tax benefits are reduced, by a valuation allowance for any benefits that, more likely than not in the opinion of management, are not expected to be realized.

        Earnings Per Share is calculated by dividing net income by the weighted average number of common and common equivalent shares (convertible preferred stock, warrants and stock options) outstanding during the period. The calculation of fully diluted earnings per share does not differ materially from primary earnings per share and is not presented.

        Accounting for Stock-Based Compensation - In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation. The new standard defines a fair value method of accounting for stock options and other equity instruments, such as stock purchase plans. Under this method, compensation cost is measured based on the fair value of the stock award when granted and is recognized as an expense over the service period, which is usually the vesting period. This standard will be effective for the Bank beginning in 1996, and requires measurement of awards made beginning in 1995.

        The new standard permits the Bank to account for equity transactions with employees under existing accounting rules, but requires disclosure in a note to the financial statements of the pro forma net income and earnings per share as if the Bank had applied the new method of accounting. The Bank has determined that the effect of adopting these disclosure requirements will not be material and adoption of the new standard will not impact reported earnings or earnings per share, and will have no effect on the Bank's cash flows.

        Reclassifications - Certain reclassifications have been made to the 1993 and 1994 financial statements to conform with the 1995 presentation.

2.      RESTRICTED CASH BALANCES

        At December 31, 1995 and 1994, reserves of $37,000 and $41,000 in the form of vault cash and deposits with the Federal Reserve Board were required to satisfy federal regulatory requirements.

        Under regulations of the Office of Thrift Supervision, the Bank is required to maintain cash, United States government securities and other qualifying securities in an amount equal to at least 5% of savings accounts and other obligations due within one year. The Bank satisfied such requirements at December 31, 1995 and 1994.


3.      HELD-TO-MATURITY SECURITIES

        At December 31, the amortized cost of investment securities and their fair value were as follows:

                                         Carrying         Gross        Gross
                                          Amount       Unrealized   Unrealized         Fair
                                     (Amortized Cost)     Gains       Losses           Value

        Held-to-Maturity Securities:
        December 31, 1995
        U.S. Treasuries                   $ 399,862      $3,888                    $403,750


        December 31, 1994
        U.S. Treasuries                   $ 399,678                   $(7,053)     $392,625


        At December 31, 1995, all held-to-maturity securities are due in one year or less.


4.      LOANS RECEIVABLE

        The Bank originates loans for business and real estate activities. Such loans are concentrated in Sutter and Yuba Counties and neighboring communities. Substantially all loans are collateralized. Generally real estate loans are secured by real property. Commercial and other loans are secured by bank deposits or business or personal assets. The Bank's policy for requiring collateral is through analysis of the borrower, the borrower's industry and the economic environment in which the loan would be granted. The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrower. Management believes that there were no industry or borrower group concentrations at December 31, 1995.

        Major classification of loans at December 31, 1995 and 1994 are summarized as follows:

                                                                   1995               1994
        Real estate loans secured by:
             One to four family residences                     $32,441,349       $ 31,492,668
             Multifamily properties                             12,661,111         12,835,601
             Improved commercial properties                     12,410,827         13,261,914
             Construction - net                                    595,554          1,359,037
             Land                                                   89,104             29,464
                                                               -----------       ------------
          Total real estate loans                               58,197,945         58,978,684
          Commercial loans                                          29,687             23,229
          Loans on savings accounts                                118,224             50,397
                                                               -----------       ------------
          Total loans receivable                                58,345,856         59,052,310
          Deferred loan fees                                      (205,996)          (224,773)
          Allowance for loan losses                               (415,000)          (467,967)
                                                               -----------       ------------

          Total loans receivable - net                         $57,724,860       $ 58,359,570
                                                               ===========       ============



        As determined under the capital standards provisions of FIRREA, a savings bank's aggregate commercial real estate loans may not exceed 400% of its capital. The Bank is subject to this limitation. At December 31, 1995, the Bank had total investments in commercial real estate loans which were $3,444,021 less than the maximum allowed under FIRREA.

        At December 31, 1995 and 1994, the Bank serviced residential real estate
        loans  which  it  had  sold  to  the  secondary   market   amounting  to
        approximately $7,867,000 and $21,613,000.

        A summary of the activity in the allowance for loan losses is as follows:

                                                           1995          1994          1993

          Balance at beginning of year                  $ 467,967      $ 365,000    $ 376,538
          Provision credited to expense                      (972)       (10,867)    (106,548)
          Recoveries                                        1,470        113,834       95,010
          Losses charged against allowance                (53,465)
                                                        ---------

          Balance at end of year                        $ 415,000      $ 467,967    $ 365,000
                                                        =========      =========    =========


        At December 31, 1995, 1994 and 1993, $415,000,  $365,000,  and $365,000,
        respectively of the allowance for loan losses is considered to be a general loss allowance for regulatory capital calculation purposes. During the year ended December 31, 1994, $113,300 of the Bank's recoveries resulted from a judicial settlement.

5.      IMPAIRED AND NONPERFORMING LOANS

        At December 31, 1995, the recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 was approximately $436,979. All of which has a related valuation allowance of $37,430. For the year ended December 31, 1995, the average recorded investment in loans for which impairment has been recognized was approximately $503,000. During the portion of the year that the loans were impaired the Bank recognized no interest income.

        Nonaccrual and nonperforming loans at December 31, 1995 were $436,979. There were no loans on nonaccrual status at December 31, 1994.

        Interest income foregone on nonaccrual loans approximated $11,972 in 1995, $9,064 in 1994 and $0 in 1993. No cash collections of interest on nonaccrual loans for the same periods were recorded.

        At December 31, 1995, there were no commitments to lend additional funds to borrowers whose loans were classified as nonaccrual.


6.      PREMISES AND EQUIPMENT

        Premises and equipment consisted of the following at December 31:

                                                                      1995           1994

          Land                                                     $  160,000     $  225,568
          Buildings and improvements                                  450,666        735,217
          Furniture, fixtures and equipment                           476,481        496,485
                                                                   ----------     ----------
          Total                                                     1,087,147      1,457,270
          Less accumulated depreciation                              (530,235)      (513,113)
                                                                   ----------     ----------

                                                                   $  556,912     $  944,157
                                                                   ==========     ==========


        Depreciation expense for the years ended December 31, 1995, 1994 and 1993 was $95,642, $114,093, and $77,938, respectively.


7.      FEDERAL HOME LOAN BANK STOCK

        The Bank is a member of the Federal Home Loan Bank System and as such is required to maintain an investment in capital stock of the Federal Home Loan Bank of San Francisco. At December 31, 1995 and 1994 the Bank owned 4,801 and 5,563 shares, respectively, of its $100 par value capital stock. The amount of stock owned satisfies the latest annual determination made by the Federal Home Loan Bank of San Francisco.

8.      CUSTOMER DEPOSITS

        Customer deposits by interest rate at December 31 are as follows:

                                                                   1995              1994
        Certificate accounts:
          Less than 4%                                         $   163,488       $  3,905,468
          4.00% to 6.00%                                        20,821,305         25,599,646
          6.01% to 8.00%                                        20,978,178          6,798,019
                                                               -----------       ------------
          Total                                                 41,962,971         36,303,133

          NOW and money market accounts                          7,724,793          7,633,719
          Passbook accounts                                      7,718,191          5,809,719
                                                               -----------       ------------

          Total                                                $57,405,955       $ 49,746,571
                                                               ===========       ============

        Weighted average interest rate                                5.30%              4.43%
                                                                      ====               ====


        The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $5,592,008 and $5,989,986 at December 31, 1995 and 1994, respectively.

        A summary of certificate accounts by maturity at December 31 is as follows:

                                                                   1995              1994

          Maturity within one year                             $24,465,245       $ 29,154,039
          Balance thereafter                                    17,497,726          7,149,094
                                                               -----------       ------------

          Total                                                $41,962,971       $ 36,303,133
                                                               ===========       ============


        Interest expense on deposits for the years ended December 31 is summarized as follows:

                                                     1995             1994           1993

          Certificates of Deposit                 $ 2,522,661      $1,522,963     $ 1,502,709
          Passbook Savings                            245,044         209,232          47,749
          NOW and Money Market                        136,715         164,350         267,666
                                                  -----------      ----------     -----------

                                                  $ 2,904,420      $1,896,545     $ 1,818,124
                                                  ===========      ==========     ===========


9.      ADVANCES FROM FEDERAL HOME LOAN BANK

        Advances from the Federal Home Loan Bank of San Francisco are collateralized by certain first mortgage loans and the Bank's investment in Federal Home Loan Bank stock. Mortgage loans receivable pledged to the Federal Home Loan Bank of San Francisco totaled approximately $24,405,455 and $23,034,466 at December 31, 1995 and 1994, respectively.
        Weighted average interest rates on advances at December 31, 1995 and 1994 of $3,400,000 and $10,375,000 were 6.32% and 6.19%, respectively.
        All advances from the Federal Home Loan Bank are less than one year in term.


10.     STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL

        Preferred stock is immediately convertible into common stock at any time at the option of the holders of the preferred stock, on the basis of
        1.98 shares of the common stock of the Bank for each share of the preferred stock converted.

        At the discretion of the Board of Directors, the preferred stockholders are eligible to receive a cash dividend equal to $0.60 per share or 12% of the par value per share per year. Preferred stock dividends have priority over common stock dividends. Dividends are nonparticipating and non cumulative. If, in any year a cash dividend is not declared and paid, preferred stockholders shall earn the right to receive immediately exercisable warrants to purchase a number of shares of common stock equal to the cash dividend per share based on the per share book value of the underlying common stock at the end of the year in which the preferred stock dividend is earned. The warrants are not transferable, have a five-year term and can be exercised for $0.01 per share for each share of common stock.

        The difference between the exercise price of the warrants and their estimated fair market value is reclassified from retained earnings to additional paid-in-capital when the preferred stockholders earn the right to receive the warrants. Prior to 1994, management estimated that the fair value of the warrants approximated zero. During 1994, management revised its estimate of the fair value of the warrants earned by preferred stockholders during the years ended December 31, 1994, 1993 and 1992. As a result, the cumulative differences of $173,933 between the revised fair values of the warrants and their exercise price has been recorded as a reclassification between retained earnings and additional paid-in capital for the year ended December 31, 1994.

        As of December 31, 1995, 227,055 warrants were earned, 190,533 were issued and 139,513 were exercised. During the years ended December 31, 1995, 1994, and 1993 preferred stockholders earned 36,522, 39,658, and 39,410 warrants, respectively.

        The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Capital adequacy guidelines and the regulatory framework for prompt corrective action require that the Bank meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and a leverage ratio of Tier 1 capital (as defined in the regulations) to adjusted assets (as defined), and a minimum ratio of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). In addition, the Bank is subject to a minimum tangible capital ratio. Management believes, as of December 31, 1995, that the Bank meets all capital adequacy requirements to which it is subject.

        The following table shows the Bank's capital ratios at December 31, as well as the minimum capital ratios required to be deemed "well capitalized" under the regulatory framework:

                                                                                       Minimum
                                                                                        Well
                                                                                     Capitalized
                                                                1995        1994       Ratios

        Total risk-based capital ratio                         10.20%       9.19%     10.00%
        Tier 1 capital to risk-weighted assets                  9.14%       8.25%      6.00%
        Leverage ratio                                          5.49%       5.04%      6.00%
        Tangible capital                                        5.49%       5.04%      3.00%


        Legislation is currently pending in Congress which would recapitalize the Savings Association Insurance Fund (SAIF) in order to bring it into parity with the FDIC's other insurance fund, the Bank Insurance Fund
        (BIF). The legislation would require an assessment of all SAIF-insured institutions of approximately 0.80% of their March 31, 1995, customer balances. If such legislation had been passed by December 31, 1995, the Bank would have been assessed approximately $325,000, on an after tax basis. After paying the one-time assessment, it is expected that the Bank would pay significantly reduced insurance premiums on its customer deposits. There is no certainty that such legislation will become law.


11.     STOCK OPTIONS

        On April 21, 1992 the Board of Directors adopted the Employee Stock Option Plan (Employee Plan) for full-time salaried officers and employees of the Bank and the Directors' Stock Option Plan (Directors'
        Plan) for all nonemployee directors of the Bank. The Employee and Directors' Plans were approved by the Bank shareholders on June 10, 1992. Employee options vest over three to five years and at exercise prices per share of $2.42 to $3.04. Director options vest six months after issuance at $2.42 per share.

        The following is a summary of stock option activity for the employee plan for the years ended December 31, 1995, 1994 and 1993:

                                                 Options              Options Outstanding
                                                Available          Number             Price
                                                For Grant         of Shares         Per Share

        Balance, January 1, 1993:               102,084           15,000           $2.42
          Options granted                        (2,500)           2,500            3.04
          Options terminated                      6,000           (6,000)           2.42
                                              ---------          -------

        Balance, December 31, 1993:             105,584           11,500            2.42-3.04
          Options granted                       (10,500)          10,500            2.82
          Options terminated                      9,500           (9,500)           2.42-2.82
                                               --------          -------           ----------

        Balance, December 31, 1994 and 1995     104,584           12,500           $2.42-3.04
                                                =======           ======           ==========

        At December 31, 1995, 7,500 options were exercisable.

        Under the Directors' Plan, 39,028 options were reserved for issuance. During 1992, 36,800 options were granted. No options issued under the Directors' Plan have been exercised or terminated. At December 31, 1995, 36,800 options were exercisable and 2,228 options were available for grant.


12.     GENERAL AND ADMINISTRATIVE EXPENSES

        General and administrative expenses for the years ended December 31 consisted of the following:

                                                      1995            1994            1993

          Compensation and benefits               $   736,085      $  821,587     $   692,807
          Occupancy and equipment                     206,676         211,128         162,508
          Insurance                                   174,982         175,863         202,375
          Office operating expenses                   118,087         108,769         100,105
          Data processing                              88,018          85,190         117,089
          Bank processing charges                      76,706          66,692          71,497
          Professional services                        65,304          85,972         134,605
          Assessments and fees                         22,045          19,604          27,484
          Advertising                                  19,718          55,836          52,699
          Loan department expenses                      3,909          12,432          19,793
          Other                                        40,978          52,603          34,578
                                                  -----------      ----------     -----------

          Total                                   $ 1,552,508      $1,695,676     $ 1,615,540
                                                  ===========      ==========     ===========


13.     COMMITMENTS AND CONTINGENT LIABILITIES

        The Bank enters into commitments to fund residential mortgage loans, provided the borrower meets certain credit and financial criteria. The Bank's total commitments to fund loans as of December 31, 1995 totaled $2,402,041. In addition the Bank is committed to fund $3,746 for undisbursed portions of residential construction loans in accordance with the specified terms and conditions of such loans. Both types of commitments entail possible credit risk to the Bank, which is controlled through loan underwriting, construction inspection procedures, and management's ongoing assessment of the credit risk inherent in such loans. Management believes that the credit risk inherent in these commitments is similar to the credit risk inherent in its existing loan portfolio.

        The Bank is involved in various additional claims and legal action arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Bank's financial condition.

14.     INCOME TAXES

        The components of the provision for income taxes for 1995, 1994 and 1993 are as follows:

                                                          1995        1994          1993
        Current:

           Federal
            State                                      $(29,626)     $    800     $    800
                                                       --------      --------     --------
                                                        (29,626)          800          800
                                                       --------      --------     --------

          Deferred:
            Federal                                     183,520        13,155
            State                                      (132,726)       62,144        2,624
                                                       --------      --------     --------
                                                         50,794        75,299        2,624
                                                       --------      --------     --------

          Total                                        $ 21,168      $ 76,099     $  3,424
                                                       ========      ========     ========


        A reconciliation of the income tax expense computed at the federal statutory rate of 35% to the Bank's actual tax expense is as follows:

                                                          1995         1994          1993
        Federal income tax expense at
          statutory rate                                $131,127       $ 64,553     $168,798
        State franchise taxes (net of
         federal income tax benefit)                     11,055         13,962       35,968
        Benefit of amending prior year California
         returns and changing California method
         of accounting for bad debts                   (107,394)
        Reduction of valuation allowance
         relating to recognition of NOL
         carryforwards                                   (8,831)        (2,913)    (204,684)
        Other                                            (4,788)           497        3,342
                                                       --------       --------     --------

        Total                                          $ 21,169       $ 76,099     $  3,424
                                                       ========       ========     ========


        In 1995, the Bank amended prior year California returns to claim the enterprise zone net interest deduction. The Bank also received permission to change its method of accounting for bad debts for California purposes in 1995. This resulted in the recapture of the entire California bad debt reserve of $1,388,275, and the utilization of $1,087,143 of net operating losses that would otherwise have expired in 1995. The net tax benefit of these events is $107,394.

        Deferred income taxes reflect the tax effect of temporary differences existing between financial statement basis and tax basis of assets and liabilities recognized in the financial statements. Under SFAS 109, deferred tax benefits are reduced, by a valuation allowance for any benefits that, more likely than not in the opinion of management, are not expected to be realized.

        The tax effect of the principle temporary items creating the Bank's deferred tax benefits at December 31, 1995 and 1994 are:

                                                                      1995            1994

          Net operating loss carryforward                         $  356,845       $ 491,676
          Bad debt reserves                                         (373,822)       (462,764)
          FHLB dividends                                             (83,688)        (90,122)
          Other                                                      (22,949)         (2,778)
                                                                  ----------       ---------
          Net deferred tax asset (liability)                        (123,614)        (63,988)
          Valuation allowance                                        (18,079)        (26,910)
                                                                  ----------       ---------

                                                                  $ (141,693)      $ (90,898)
                                                                  ==========       =========


        At December 31, 1995, the valuation allowance of $18,079 relates to California state NOLs which in management's opinion it is more likely than not that a portion of such NOLs may expire before utilization.

        Under SFAS No. 109, a deferred tax liability is recognized for temporary differences arising from bad debt reserves for tax purposes of U.S. savings and loan associations that originated in tax years beginning after December 31, 1987. For tax bad debt reserves existing as of December 31, 1987 (the base year tax bad debt reserve) a qualifying savings and loan association is not required to provide deferred income taxes on the amount of such reserves unless it becomes apparent that such temporary differences will reverse in the foreseeable future. Retained earnings at December 31, 1995 include approximately $212,000 representing such cumulative bad debt deductions for which no deferred income taxes have been provided.

        The reduction in valuation allowance of $8,831, $2,913, and $204,685 for the years ended December 31, 1995, 1994 and 1993 relates to changes in the valuation allowance established as of December 31, 1991 for the Bank's NOLs.

        At December 31, 1995, the Bank had a NOLs of $930,564 for federal tax purposes and $542,412 for state tax purposes that can be used to offset future taxable income.

        The federal NOLs begin expiring in 2004, and the state NOLs expire as follows:

          Year                                     Amount

          1997                                    $403,975
          1998                                      49,695
          1999                                      88,742


        Utilization of the NOLs in future years may be limited by the provisions of Internal Revenue Code Section 382, which reduces the amount of NOL carryforwards that can be utilized in the event of a change in stock ownership.

15.     INTEREST RATE RISK

        The Bank is engaged principally in providing first mortgage loans to individuals and commercial enterprises. At December 31, 1995, the Bank's assets consisted primarily of assets that earned interest at adjustable interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

        At December 31, 1995, the Bank had interest earning assets of $63,271,500 having a weighted average effective yield of 7.68% and a weighted average term to adjustment of 9 months, and interest bearing liabilities of $60,805,955 having a weighted average effective interest rate of 5.35% and a weighted average maturity of 6 months. The Bank originates and purchases both adjustable and fixed interest rate loans. At December 31, 1995, the loan portfolio was composed of fixed rate loans (4.3%) and adjustable rate loans (95.7%) as follows:


        Next Repricing Opportunity                Fixed Rate     Adjustable Rate
        or Contractual Maturity                   Book Value         Book Value

         1 month - 1 year                        $                  $55,829,413
                                                                    ===========
         3 years- 5 years                            276,533
         Over 20 years                             2,239,910
                                                 -----------

                                                 $ 2,516,443


        The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the Federal Home Loan Banks 11th District Cost of Funds index rate. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.


16.     RELATED PARTY TRANSACTIONS

        At December 31, 1995 and 1994, certain officers and directors were indebted to the Bank for loans made in the ordinary course of business.

        The activity for such related party loans and advances for 1995 and 1994 is summarized as follows:

                                                                      1995            1994

        Beginning of year                                           $ 196,807      $ 216,494
        Borrowings                                                    138,000
        Repayments                                                    (21,808)       (19,687)
                                                                    ---------      ----------

        End of year                                                 $ 312,999      $ 196,807
                                                                    =========      =========


        On February 6, 1995 the Bank sold its administrative premises to a company owned by a director. In conjunction with the sale, the Bank leased back a portion of the premises from the buyer. The lease is at a rate of $870 per month and is for a term of one year. The sales price approximated book value.

17.     FAIR VALUE OF FINANCIAL STATEMENTS

        The Bank adopted SFAS No. 107, Disclosures About Fair Value of Financial Instruments (SFAS 107) during fiscal year 1995 which requires that the Bank disclose the fair value of financial instruments for which it is practicable to estimate that value. Although management uses its best judgment in assessing fair value, there are inherent weaknesses in any estimating technique that may be reflected in the fair values disclosed. The fair value estimates are made at a discrete point in time based on relevant market data, information about the financial instruments, and other factors. Estimates of fair value of instruments without quoted market prices are subjective in nature and involve various assumptions and estimates that are matters of judgment. Changes in the assumptions used could significantly affect these estimates. Fair value has not been adjusted to reflect changes in market conditions subsequent to December 31, 1995, therefore, estimates presented herein are not necessarily indicative of amounts which could be realized in a current transaction.

        The following estimates and assumptions were used as of December 31, 1995 to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

        (a) Cash and Cash Equivalents - The carrying amount represents a reasonable estimate of fair value.

        (b) Investment Securities - Held-to-maturity securities are based on quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

        (c) Loans Receivable - Commercial loans, residential mortgages, and construction loans are segmented by fixed and adjustable rate interest terms, by remaining maturity, and by performing and nonperforming categories.

               The fair value of performing loans is estimated by discounting contractual cash flows using the current interest rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Assumptions regarding credit risk, cash flow, and discount rates are judgmentally determined using available market information.

               The fair value of nonperforming loans and loans delinquent more than 30 days is estimated by discounting estimated future cash flows using current interest rates with an additional risk adjustment reflecting the individual characteristics of the loans.

        (d) Deposit Liabilities - Noninterest bearing and interest bearing demand deposits and savings accounts are payable on demand and book value approximates fair value. The fair value of time deposits are based on the discounted value of contractual cash flows based on rates currently offered for deposits of similar size and remaining maturities.

        (e) Commitments to Fund Loans/Standby Letters of Credit - Commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The differences between the carrying value of commitments to fund loans or standby letters of credit and their fair value is not significant and therefore not included in the following table.

        The estimated fair values of the Bank's financial instruments as of December 31, are as follows (in thousands):

                                                                               1995
                                                                     Carrying         Fair
                                                                      Amount          Value
        FINANCIAL ASSETS:
        Cash and cash equivalents                                  $ 1,260,414    $ 1,260,414
        Certificates of deposits                                     1,386,000      1,386,000
        Investments held to maturity                                   399,862        403,750
        Loans receivable                                            59,903,639     60,399,000

        FINANCIAL LIABILITIES:
        Deposits                                                    57,405,955     57,728,000
        FHLB advances                                                3,400,000      3,402,000


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